EXHIBIT 11

Statement re computation of per-share earnings

Basic per share data is calculated based on the weighted-average number of common shares outstanding during the reported period. Diluted per share data includes any dilution from potential common stock outstanding, such as the exercise of stock options.

	Nine Months Ended September 30,		Three Months Ended September 30,
	2004	2003	2004	2003
Numerator:
Net income (loss)	$8,915,000	$10,201,000	$3,161,000	$3,115,000

Denominator:
Denominator for Basic income (loss) Per share - Weighted average Shares	8,162,450	8,174,723	8,158,011	8,171,594
Dilutive potential Common shares - Employee stock Options	27,056	10,583	24,403	10,851

Denominator for Diluted earnings (loss) per share - Adjusted weighted Average shares	8,189,506	8,185,306	8,182,414	8,182,445

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